UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

VERAMARK TECHNOLOGIES, INC.

(Name of Subject Company)

TEM HOLDINGS, INC.

(Offeror)

HUBSPOKE HOLDINGS, INC.

(Offeror)

CLEARLAKE CAPITAL PARTNERS II, L.P.

(Other Party)

(Names of Filing Persons)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

923351100

(Cusip Number of Class of Securities)

Kevin A. Wood

President and Chief Executive Officer

Hubspoke Holdings, Inc.

379 Thornall Street, 10th Floor

Edison, New Jersey 08837

(732) 692-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mehdi Khodadad

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$14,338,556	$1,955.78

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $1.18, the tender offer price, by (b) the sum of (i) 10,845,111, the issued and outstanding shares of Veramark common stock, and (ii) 1,306,208, the number of shares of Veramark common stock issuable by Veramark upon the exercise of outstanding stock options with an exercise price less than $1.18 pursuant to Veramark’s stock option plans. The foregoing figures have been provided by the issuer to the offeror and are as of June 13, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, by multiplying the transaction value by .00013640.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,955.78	Filing Party: TEM Holdings, Inc., Hubspoke Holdings, Inc. and Clearlake Capital Partners II, L.P.
Form or Registration No.: Schedule TO	Date Filed: June 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments or supplements thereto, the “Schedule TO”) filed by Hubspoke Holdings, Inc., a Delaware corporation (“Hubspoke”), TEM Holdings, Inc. (“TEM Holdings”), a Delaware corporation and a wholly-owned subsidiary of Hubspoke, and Clearlake Capital Partners II, L.P., an affiliate of each of Hubspoke and TEM Holdings. The Schedule TO relates to the offer by TEM Holdings to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Veramark Technologies, Inc., a Delaware corporation (“Veramark”), at $1.18 per Share, net to the seller in cash, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, dated June 17, 2013, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Items 1 through 9, Item 11.

Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented to read as follows:

(1)

(a) The third question on page ii is hereby amended and restated as follows:

Why are you making the Offer?

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of June 11, 2013, by and among Hubspoke, Veramark and us (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Veramark, while allowing Veramark’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. If the Offer is consummated, we, Hubspoke and Veramark expect to consummate the Merger as promptly as practicable thereafter in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger (the “Effective Time”), Veramark will become a wholly-owned subsidiary of Hubspoke. See Section 12 — “Purpose of the Offer; Plans for Veramark.”

(b) The last question on page viii is hereby amended and restated to read as follows:

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to an amount equal to the number of Shares you tendered into the Offer multiplied by the Offer Price, net to you in cash, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest, less any applicable withholding taxes, promptly after the expiration of the Offer. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of: (i) (A) certificates for such Shares (or a book-entry confirmation relating to such Shares) and (B) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message relating thereto) and any other documents required by the Letter of Transmittal; or (ii) (A) a properly completed and duly executed Notice of Guaranteed Delivery relating to such Shares from an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares) prior to the Expiration Time, and (B) certificates for such Shares (or book entry confirmation relating to such Shares) and a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message relating thereto) and any other documents required by the Letter of Transmittal, with three OTC Bulletin Board trading days after the date of execution of such Notice of Guaranteed Delivery; and (iii) in the case of clauses (i) or (ii) above, a final determination of the adequacy of the items received, as provided in Section 3 hereof, has been made when necessary by TEM Holdings. See Section 1 — “Terms of the Offer,” Section 2 — “Acceptance for Payment and Payment for Shares” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

(c) The first sentence under Section 2 — “Acceptance for Payment and Payment for Shares” is hereby amended and restated to read as follows:

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will promptly after our acceptance of Shares pursuant to the Offer pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time.

(2) The first paragraph under Section 7 — “Certain Information Concerning Veramark” is hereby amended and restated to read as follows:

Except as otherwise set forth in this Offer to Purchase, the information concerning Veramark contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources.

(3) The second paragraph under Section 8 — “Certain Information Concerning TEM Holdings, Hubspoke and Clearlake L.P.” is hereby amended and restated to read as follows:

Hubspoke. Hubspoke is a Delaware corporation organized in 2012 and is an affiliate of Clearlake L.P. Hubspoke is a holding company, which currently serves as the parent of Mformation Software Technologies LLC, a Delaware limited liability company (“Mformation”). Mformation is a leading global provider of mobile device management and mobility management solutions. The business address of Hubspoke is 379 Thornall Street, 10th Floor, Edison, New Jersey 08837. The business telephone number for Hubspoke is (732) 692-6200.

(4) The last paragraph on page 16 is hereby amended and restated to read as follows:

Except as set forth elsewhere in this Offer to Purchase (including Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Veramark”, Section 11 — “The Merger Agreement; Other Agreements”, Annex A, Annex B and Annex C): (i) neither we nor Hubspoke nor Clearlake L.P. nor, to our knowledge or the knowledge of Hubspoke after reasonable inquiry, any of the persons or entities listed in Annex A, Annex B or Annex C, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Veramark, (ii) neither we nor Hubspoke nor Clearlake L.P. nor, to our knowledge or the knowledge of Hubspoke after reasonable inquiry, any of the persons or entities referred to in clause (i) has effected any transaction in the Shares or any other equity securities of Veramark during the 60-day period preceding the date of this Offer to Purchase, (iii) neither we nor Hubspoke nor Clearlake L.P. nor, to our knowledge or the knowledge of Hubspoke after reasonable inquiry, any of the persons listed on Annex A, Annex B or Annex C, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Veramark, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us and Hubspoke, its subsidiaries or, to our knowledge or the knowledge of Hubspoke after reasonable inquiry, any of the persons listed in Annex A, Annex B and Annex C, on the one hand, and Veramark or any of its executive officers, directors or affiliates, on the other hand, (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or contracts between us, Hubspoke, Clearlake L.P., our or their subsidiaries or, to our knowledge or the knowledge of Hubspoke after reasonable inquiry, any of the persons listed in Annex A, Annex B and Annex C, on the one hand, and Veramark or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, Hubspoke, Clearlake L.P. or any of our or their respective executive officers, directors or affiliates, on the one hand, and Veramark or any of its executive officers, directors or affiliates, on the other hand, and (vii) during the past five years, neither we nor Hubspoke nor Clearlake L.P. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining us or them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

(5) The first paragraph on page 43 is hereby amended and restated to read as follows:

The foregoing conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the Offer. Such conditions are for the sole benefit of Hubspoke and us and may be waived by Hubspoke and us, in whole or in part at any time and from time to time, in the sole discretion of Hubspoke and us; provided that the Minimum Condition may be waived by Hubspoke and us only with the prior written consent of Veramark, which may be granted or withheld in Veramark’s sole discretion. The failure by Hubspoke or us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

(6) The first paragraph of Section 19 — “Miscellaneous.” is hereby amended and restated to read as follows:

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer comply with the laws of such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2013

HUBSPOKE HOLDINGS, INC.

By:	/s/ Kevin A. Wood
Name:	Kevin A. Wood
Title:	President and Chief Executive Officer

TEM HOLDINGS, INC.

By:	/s/ Kevin A. Wood
Name:	Kevin A. Wood
Title:	President and Chief Executive Officer

CLEARLAKE CAPITAL PARTNERS II, L.P.

BY:	Clearlake Capital Partners II GP, L.P.
ITS:	General Partner
BY:	Clearlake Capital Partners, LLC
ITS:	General Partner
BY:	CCG Operations, LLC
ITS:	Managing Member

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Manager